

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 21, 2014

<u>Via E-mail</u>
Mr. Andrey Slivchenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow, Russian Federation 125993

> **Re: Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed May 15, 2014**
> **File No. 1-32328**

Dear Mr. Slivchenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2013</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page F-6</u>

1.   Please revise your statements of cash flows to begin with net income/loss rather than net income/loss from continuing operations as required by ASC 230-10-45-28.

Note 3(c) – Discontinued Operations

TFP, Voskhod-Oreil, Coskhod-Chrome, Voskhod Trading, page F-38

2.   Based on your disclosures on page F-40, it appears that the value of mineral licenses associated with disposed operations were significantly impaired during 2013. We note the impairment of mineral licenses significantly contributed to the loss from discontinued operations in 2013. Please tell us, and disclose in future filings within the discontinued operations section of MD&A, the specific facts and circumstances that resulted in the mineral licenses becoming impaired.

9. Related Parties, page F-53

3.   We note your disclosures related to transactions with the related metallurgical plants and related to Metallurg-Trust. Please tell us, and revise future filings to more fully address:

*   the amount of receivables you recorded from the related metallurgical plants during 2013, when and how the receivables arose, when you determined a provision was necessary, and the reasons why you continued transactions with the related metallurgical plants in light of the significant provision you recorded in 2012;
*   the specific facts and circumstances that resulted in the provision you recorded related to receivables from Metallurg-Trust during 2013, including how you assessed collectability prior to 2013.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief